Nuinsco
RESOURCES LIMITED

For Immediate Release: Thursday, September 18, 2003

NUINSCO ANNOUNCES THE PASSING OF ITS FOUNDER AND CHAIRMAN H. DOUGLAS HUME

Toronto, September 18, 2003 – Nuinsco Resources Limited announced today with profound sorrow the death of its founder and Chairman H. Douglas Hume.

Mr. Hume passed away at his home yesterday afternoon with his family at his side.

"Doug Hume epitomized the grit and determination of the best of Canada's mine exploration pioneers," said Warren Holmes, President and CEO of Nuinsco. "Throughout a career that spanned more than three decades of mine exploration he represented not only his own company but also, as Vice President and then President of the Prospectors and Developers Association of Canada from 1981 to 1985, the whole industry with a sense of class and dignity."

"We at Nuinsco and, I am sure many of his colleagues in the industry in Canada, will miss him tremendously," Mr. Holmes said.

Mr. Hume founded Nuinsco, or New Insco Mines as it was then called in 1970, with George Archibald, a geologist whose ability to identify sound geological prospects matched Mr. Hume's remarkable ability, under sometimes very difficult market conditions, to finance their projects. The partnership flourished for more than 30 years.

Nuinsco Director Rene Galipeau said: "Doug always praised the loyalty of his shareholders. I think shareholders were loyal because Doug viewed and treated everyone as family. He recently told me that with Warren in place Doug was confident this attitude would continue."

Nuinsco's first discovery was the massive sulphide copper deposit in Hebecourt Township, Quebec, which was brought into production in the 1970s.

Other discoveries include the Cameron Lake gold deposit and the Rainy River gold and nickel/copper finds in northwestern Ontario, as well as the Prairie Lake tantalum prospect. In the late 1990s, Nuinsco drilled into a spectacular massive sulphide zone at Lac Rocher, Quebec, which intersected 10.8% nickel. Unfortunately, follow-up drilling did not yield the major find that Mr. Hume had been anticipating and, during a period of a prolonged slump, much of the Canadian industry had been hoping for as well.

In the past few years, Mr. Hume focused on the nickel prospects of the Thompson Nickel Belt near Thompson, Manitoba. Exploration agreements have been signed with Inco.